Groundfloor Finance Inc.

OFFICES 600 Peachtree St. NE Ste. 810 Atlanta, GA 30308

November 21, 2022

VIA EDGAR AND EMAIL (LOPEZJ@SEC.GOV)

Mr. James Lopez

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc. File No. 024-10753

Dear Mr. Lopez:

We wish to inform you that pursuant to Rule 259 of Regulation A and via this 1-AW filing we are withdrawing Post Qualification Amendment 83, filed August 31, 2022. No securities have been sold under this Post Qualification Amendment.

If you have any questions or comments, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Co-founder
Groundfloor Finance Inc.